

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

<u>Via E-mail</u>
Shahar Ginsberg
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

> **Re: ADB International Group, Inc.**
> **Amendment No. 3 to Registration Statement on From 10-12G**
> **Filed January 31, 2014**
> **File No. 000-54862**

Dear Mr. Ginsberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 13, 2013. Please revise your registration statement to further disclose the consequences of your shell company status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 23

2. Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013. Refer to Regulation S-K Compliance Disclosure Interpretation Question 117.05, by analogy.

Item 10. Recent Sales of Unregistered Securities, page 27

3. Please update this section pursuant to Item 701 of Regulation S-K to provide information related to the sale of securities during the past three years.

Item 13. Financial Statements and Supplementary Data, page 29

Audited Consolidated Financial Statements, page 38

Notes to Consolidated Financial Statements, page 43

Note 4. Stockholders' Equity, page 46

4. We reviewed your response to comment 10 in our letter dated December 13, 2013. Based on our review of the table in Item 10 on page 27, it appears that in June 2010 you issued 63,920,000 shares for services, 13,000 shares for charitable donations and 50,000 shares in exchange for a patent. According to this table, 3,983,000 of these shares were valued at per share prices ranging from $1.25-$1.50 and 60,000,000 shares were valued at $0.001. Please address the following:

    *   When multiplying the number of shares issued in June 2010 times the per share value disclosed in the table in Item 10 on page 27, the total of all the line items combined is $5,235,210. However, the stock issued for services line item in the year ended December 31, 2010 statement of stockholders' equity totals only $991,737 and no other line items appear to relate to the transactions in the table in Item 10 on page 27. Please explain this large difference.

    *   Please explain in detail why, as you state in response to comment 10 in our letter dated December 13, 2013, "[You] do not believe it is unreasonable that the single issuance of the control block of 60 million restricted shares not be priced the same as the smaller issuances to third parties based upon arm's length transactions." In this regard, we would not expect contemporaneous issuances of shares for goods or services to have such drastically difference per share values.

Note 6. Convertible Notes, page 46

5. We reviewed your revisions made in response to comment 11 in our letter dated December 13, 2013. As previously requested, please disclose the material terms of the $50,000 convertible notes issued in the years ended December 31, 2009 and 2010 and the balances outstanding as of December 31, 2011 and 2012.

Shahar Ginsberg
ADB International Group, Inc.
February 11, 2014
Page 3

       You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director